AB 3/21/06

06004829

SE[illegible]MISSION
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION RECEIVED FEB 28 2006 WASH. D.C. 199

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66073

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SL Distributors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12770 Merit Drive, Suite 600
(No. and Street)

Dallas (City) TX (State) 75251-1209 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLC
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

PROCESSED
MAY 02 2006
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

5/1/06

OATH OR AFFIRMATION

I, Robert E. Kaufold, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SL Distributors, Inc., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BETH A. EARLEY
Notary Public, State of New York
No. 01EA6104215
Qualified in Westchester County
Commission Expires January 20, 2008

Beth A. Earley
Notary Public

Robert E. Kaufold, Jr.
Signature

Chief Compliance Officer
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SL Distributors, Inc.

(a Wholly-owned Subsidiary of
Sage Life Assurance of America, Inc.)

Financial Statements
For the Year Ended
December 31, 2005

With Report Of Independent Auditors and
Supplementary Report of Independent Auditors
on Internal Controls

Index

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors and Shareholder of SL Distributors, Inc.:

In our opinion, the accompanying statement of financial condition and the related statements of income, of changes in shareholder's equity and of cash flows present fairly, in all material respects, the financial position of SL Distributors, Inc. (a wholly-owned subsidiary of Sage Life Assurance of America, Inc.) at December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Supplemental Schedules I, II and III as of December 31, 2005 is presented by management for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Securities and Exchange Commission under Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 24, 2006

	December 31, 2005
Assets	
Cash	$ 54,159
Total assets	$ 54,159
Liabilities	
Accrued expenses	$ 21,610
Total liabilities	21,610
Shareholder's equity	
Common stock (20,000 shares authorized, issued and outstanding, $0.01 par value)	200
Paid-in capital	54,800
Accumulated deficit	(22,451)
Total shareholder's equity	32,549
Total liabilities and shareholder's equity	$ 54,159

The accompanying notes are an integral component of the financial statements.

	Year Ended December 31, 2005
Revenues	
Commissions	$ 136,427
Other income	46,614
Total revenues	183,041
Expenses	
Commissions	136,427
Legal fees	1,614
Administrative fee	30,250
Audit fees	28,240
Consulting fees	6,000
NASD fees	2,120
Other expenses	841
Total expenses	205,492
Loss before income tax expense	(22,451)
Provision for income tax expense	-
Net loss	$ (22,451)

The accompanying notes are an integral component of the financial statements.

SL Distributors, Inc.
Statement of Changes in Shareholder's Equity

		Year Ended December 31, 2005
Common stock (20,000 shares authorized, issued and outstanding, $0.01 par value):		
Balance at beginning of the year	$	200
Balance at the end of the year		200
Paid-in capital:		
Balance at beginning of the year		24,800
Capital contribution		30,000
Balance at the end of the year		54,800
Accumulated deficit:		
Balance at beginning of year		-
Net loss		(22,451)
Balance at end of year		(22,451)
Total shareholder's equity	$	32,549

The accompanying notes are an integral component of the financial statements.

SL Distributors, Inc.
Statement of Cash Flows

		Year Ended December 31, 2005
Cash flows from operating activities		
Net loss	$	(22,451)
Adjustments to reconcile net loss to net cash provided by/(used in) operating activities:		
Change in accrued expenses		9,110
Change of receivable from parent		12,500
Net cash used in operating activities		(841)
Cash flows from financing activities		
Capital contributions from parent		30,000
Net cash provided by financing activities		30,000
Net increase in cash		29,159
Cash at beginning of year		25,000
Cash at end of year	$	54,159

The accompanying notes are an integral component of the financial statements.

1. Organization and Operation

SL Distributors, Inc. (the "Company") was incorporated on August 12, 2003, as a wholly-owned subsidiary of Sage Life Assurance of America, Inc. (the "Parent"), which is a wholly-owned indirect subsidiary of Swiss Re Life & Health of America Inc.

The Company is the principal underwriter and broker/dealer for registered life and annuity products issued by the Parent. The Company is registered as a broker/dealer with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers. Because the Company does not carry or hold securities accounts for customers or perform custodian functions relating to customer securities, the Company is exempt from SEC Rule 15c3-3.

The financial statements have been prepared from separate records maintained by the Company and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated entity.

2. Summary of Significant Accounting Policies

Basis of Reporting

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Estimates

The preparation of financial statements, in accordance with accounting principles generally accepted in the United States of America, requires that management make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company pays commissions to outside brokers. Since the Company is not underwriting new business, commissions paid are calculated based on the persistency of the inforce block of business. The Company also receives a commission from its Parent that is calculated in the same manner as the commissions paid to outside brokers.

Through August 2005, the Company utilized an expense sharing agreement with its Parent (see Note 5 – Related Party Transactions), where the Company was reimbursed for all of its third party expenses. The Company recognized this reimbursement as Other Income in the accompanying Statement of Income. Subsequent to August 2005, the Company was responsible for the payment of its incurred expenses.

Income Taxes

In accordance with the Statement of Financial Accounting Standards, No. 109, "Accounting for Income Taxes", deferred tax liabilities or assets reflect temporary differences between amounts of assets and liabilities for financial and tax reporting. The future tax benefits of deferred tax assets are recognized when the realization of such benefits is more likely than not.

For the year ended December 31, 2005, the Company will file a stand-alone tax return for federal and state purposes.

3. Income Taxes

The total tax provision for the year ended December 31, 2005 is based on pre-tax results of ($22,451). The tax provision is as follows (in whole dollars):

	Year Ended December 31, 2005
Current	$ -
Deferred	-
Total income tax provision	$ -

The components of the net deferred income tax assets as of December 31, 2005 are as follows (in whole dollars):

	December 31, 2005
Deferred income tax assets:	
Organizational costs	$ 13,894
Net operating losses	79,602
Gross deferred income tax assets	93,496
Valuation allowance	(93,496)
Total deferred income tax assets	-
Deferred income tax liabilities:	
Other	-
Gross deferred income tax liabilities	-
Net deferred income tax assets	$ -

Management has determined that a valuation allowance should be established against the total deferred tax asset at this time due to cumulative losses.

At December 31, 2005 , the Company had available, for federal, state and local income tax purposes, regular net operating loss carryforwards of approximately $199,628, which will expire between 2023 and 2025.

The Company is subject to tax at the statutory federal rate of 35%. For the year ended December 31, 2005, the effective income tax rate was lower than the statutory federal tax rate. Certain reimbursements from the parent recorded as Other Income for financial reporting purposes are treated as capital contributions for income tax purposes, increasing the operating loss for income tax purposes. The resulting income tax benefit from the taxable operating loss for federal, state and local purposes is offset by an increase in the valuation allowance against the Company's deferred tax asset, resulting in the effective income tax rate.

4. Net Capital Requirements

As a broker/dealer, the Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company's net capital ratio was 0.67 to 1. The minimum capital requirement for the Company is $5,000, since it is the Company's intention to engage solely in the purchase, sale and redemption of interests or participations in insurance company separate accounts or mutual funds and not to carry customer accounts. At December 31, 2005, the Company had net capital of $32,549. At December 31, 2005, the Company had aggregate indebtedness of $21,610.

5. Related Party Transactions

Under an expense sharing agreement with its Parent, the Company received a commission equal to the commissions paid by the Company to its outside brokers. Through August 2005, the Parent reimbursed the Company for all of its expenses. This reimbursement was recorded as Other Income on the Statement of Income.

Through December 1, 2005, per agreement with Conning & Company ("Conning"), an affiliate, and the Company, Conning allocated a portion of their overhead expenses and employee costs, estimated at $2,750 per month, for services provided with regard to the administration of the business of the Company. These charges were reimbursed by the Parent and recorded as Other Income on the Statement of Income. Subsequent to December 1, these services were provided by the Parent which does not allocate administration and overhead costs to subsidiaries.

Per agreement with Mr. Dennis Rushovich and the Company, Mr. Rushovich charges the Company $500 per month for services provided to the Company. These costs are reimbursed by the Parent and recorded as Other Income on the Statement of Income.

Supplemental Information

Supplemental Schedule I

Computation of net capital		
Total shareholder's equity	$	32,549
Net capital	$	32,549
Aggregate indebtedness	$	21,610
Net capital requirement under Rule 15c3-1 ($5,000 or 6 2/3% of aggregate indebtedness)	$	5,000
Excess of net capital over minimum required	$	27,549
Ratio of aggregate indebtedness to net capital		0.67:1

There are no material differences between the computation of net capital included in this report and the corresponding schedule included in the Company's December 31, 2005 Part IIA FOCUS filing.

Supplemental Schedule II

The Company is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission Act of 1934 under paragraph (k)(2)(ii) of that Rule.

Supplemental Schedule III

The Company is exempt from the provision of Rule 15c3-3 of the Securities and Exchange Commission Act of 1934 under paragraph (k)(2)(iv) of that Rule.

Supplementary Report

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Independent Auditors' Supplementary Report on Internal Control

To the Board of Directors

SL Distributors, Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of SL Distributors, Inc. (the "Company") for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g)(1), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); an

2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

3. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;

4. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

5. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 153-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles.

PRICEWATERHOUSECOOPERS

Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 24, 2006